

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Peng Shen
Chief Executive Officer
Waterdrop Inc.
Block C, Wangjing Science and Technology Park
No. 2 Lize Zhonger Road, Chaoyang District, Beijing
People's Republic of China

   Re: Waterdrop Inc.
     Registration Statement on Form F-1
     Filed April 16, 2021
     File No. 333-255298

Dear Mr. Shen:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2021 letter.

Registration Statement on Form F-1 Filed April 16, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Operating revenue, net
Management fee income, page 97

1. We acknowledge your response to prior comment 3. When you provide the disclosure of the estimated costs of medical expense coverage and the cost of insurance coverage as well as the amount to be recorded as a reduction of revenue as indicated in your response to the first bullet of the prior comment, please also disclose:
  • the number of prior Mutual Aid platform members who will receive medical expense

benefits;
- how long you will continue to pay the medical expenses of those individuals identified in the preceding bullet; and
- when your offer to purchase a one-year health insurance policy for Mutual Aid platform members who were not receiving benefits when the platform ceased operations will terminate.

Exhibits

2.   Please have your auditors revise their consent in Exhibit 23.1 to specifically identify the financial statements covered by their April 2, 2021 report.

 You may contact Mark Brunhofer at 9202) 551-3234 or Michelle Miller at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance